Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Mountain Province Diamonds Reports Results of the 5034 North Lobe Large
            Diameter Core Program

            Shares Issued and Outstanding: 59,932,381
            TSX: MPV
            AMEX: MDM

            Continuity between 5034 East and North Lobes Confirmed

            TORONTO and NEW YORK, July 16 /CNW/ - Mountain Province Diamonds Inc.
("the Company) (TSX: MPV, AMEX: MDM) today announced the results of the
5034 North Lobe large-diameter core drilling program conducted during the summer of 2007.
            Under this program five large-diameter core holes were drilled at the northern, land based portion of 5034 North Lobe recovering approximately
36.7 tonnes of kimberlite. Sample processing took place at De Beers' Grande
Prairie facility with diamond recovery carried out at De Beers' GEMDL facility in Johannesburg. The program was designed to collect approximately 100 carats from the North Lobe to support the macro diamond size distribution inferred from earlier micro-diamond sampling. Selected sections of the recovered drill core were crushed to -6mm and screened at a nominal bottom cut-off of 1.0mm.
These are the first macro-diamonds from the 5034 North Lobe. Approximately
80 carats were recovered at a nominal 1.5mm cut-off, and 102 carats at a 1.0mm nominal cut-off. The results at a 1.00mm nominal cut-off are presented in
Table 1 below.

            <<
            Table 1

            2007 5034 North Lobe Core Drilling Data

            -------------------------------------------------------------------------
              KIMBERLITE     DRILL      CARATS     KIMBERLITE    DIAMOND     GRADE
                 PIPE        HOLE      +1.03mm        MASS        COUNT   (carats per
                                                      (kg)       +1.03mm    tonne)(1)
            -------------------------------------------------------------------------
              5034 North    MPV-07-     8.695        7,236         136        1.20
                 Lobe        310C
            -------------------------------------------------------------------------
              5034 North    MPV-07-     25.19       12,773         412        1.97
                 Lobe        311C
            -------------------------------------------------------------------------
              5034 North    MPV-07-    21.995        7,047         255        3.12
                 Lobe        312C
            -------------------------------------------------------------------------
              5034 North    MPV-07-     22.50       10,789         345        2.09
                 Lobe        313C
            -------------------------------------------------------------------------
              5034 North    MPV-07-     23.87        6,773         274        3.52
                 Lobe        314C
            -------------------------------------------------------------------------
               SUMMARY                 102.250      44,618       1,422        2.29
            -------------------------------------------------------------------------

            (1) Grade presented for illustrative purposes only.
            >>

            According to De Beers Canada, confirmation of the kimberlite continuity between the 5034 North and East lobes provides sufficient confidence to be able to extrapolate the diamond revenue modeling from the 5034 East Lobe, which is in the indicated mineral resource category, to the North Lobe with a much reduced diamond parcel from the North Lobe. The sampling program was not designed to determine diamond grade or diamond value in 5034 North Lobe.
            Located in Canada's Northwest Territories, Gahcho Kue is one of the
largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne
(approximately 23.6 million carats) and an inferred resource of approximately
17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kue is currently in the permitting and advanced exploration stage of development.
            Mountain Province Diamonds (49 percent) is a joint venture partner with
De Beers Canada Inc (51 percent) in the Gahcho Kue project. De Beers is the operator of the project and can be called on to fund the project through to commercial production.

            Qualified Person
            This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

            Forward-Looking Statements
            This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

            %CIK: 0001004530

            /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
            (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 14:10e 16-JUL-08